Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)
Commission File Number of the Related Registration Statement: 333-211909

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
 Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
The Westport Funds (811-08359)

Explanatory Note: This press release is being filed to correct typographical errors.

 Hennessy to Acquire The Westport Funds

May 27, 2016 - Hennessy Advisors, Inc. is pleased to announce that it has signed a definitive agreement to purchase the assets related to the management of The Westport Funds.  The transaction is expected to be completed in the third quarter of 2016.

Pending regulatory and shareholder approval, The Westport Funds will merge into the Hennessy Funds, with shareholders of the Westport Fund and the Westport Select Cap Fund receiving shares of the Hennessy Cornerstone Mid Cap 30 Fund, a concentrated, mid-cap fund with similar investment objectives and a long track record of proven performance.  All Westport shareholders will receive Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund and will benefit from lower expenses as a result of this transaction.  The reorganization has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code.

“Hennessy Advisors is committed to the mutual fund business and has a solid reputation in the asset management industry,” said Andrew J. Knuth, Portfolio Manager of The Westport Funds.  “We believe our shareholders will receive excellent portfolio management and service under the leadership of Neil Hennessy and the team at Hennessy Advisors” noted Edmund H. Nicklin, Jr., Portfolio Manager of The Westport Funds.

 “We look forward to welcoming the Westport shareholders into the Hennessy family, and we are committed to providing the same superior level of customer service as shareholders receive today with Westport Funds,” said Neil Hennessy, President and Chief Investment Officer of Hennessy Funds.  “Our firm was founded on the principles of treating clients honestly and ethically, building strong partnerships and managing money for the sole benefit of shareholders, and those same principles guide us today, over 25 years later,” added Mr. Hennessy.

About Hennessy Funds
Hennessy Funds offers a wide range of domestic equity, sector, specialty, balanced and fixed income investment products.  Hennessy is committed to its consistent and repeatable investment process, combining time-tested stock selection strategies with a highly disciplined, team-managed approach and to providing superior service to shareholders.

The tax information provided is not exhaustive.  Investors must consult their tax advisor for advice and information concerning their particular situation.  Neither the Fund nor any of its representatives may give tax advice.

Hennessy Funds Trust will file a combined proxy statement and prospectus as part of a Registration Statement on Form N-14 with the Securities and Exchange Commission in connection with the proposed reorganization.  The definitive combined proxy statement and prospectus (when available) will be sent to shareholders of the Westport Fund and the Westport Select Cap Fund.  Shareholders of the Westport Fund and the Westport Select Cap Fund are urged to read the combined proxy statement and prospectus when it becomes available, because it will contain important information about the proposed reorganization.  The proxy statement and prospectus as well as other relevant documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.